Filed Pursuant to Rule 433

Dated May 16, 2013

Registration Statement No. 333-184221

Relating to

Preliminary Prospectus Supplement Dated May 16, 2013 to

Prospectus dated October 1, 2012

DDR Corp.

$300,000,000 3.375% Notes due 2023

Term sheet dated May 16, 2013

Issuer:	DDR Corp.

Security:	3.375% Notes due 2023

Size:	$300,000,000 aggregate principal amount

Maturity Date:	May 15, 2023

Interest Payment Dates:	May 15 and November 15, beginning November 15, 2013

Benchmark Treasury:	1.75% due May 2023

Benchmark Treasury Yield and Price:	1.867%; 98-30

Yield to Maturity:	3.447%

Spread to Benchmark Treasury:	T+158 basis points

Coupon (Interest Rate):	3.375% per year

Price to Public:	99.397% of principal amount, plus accrued interest, if any, from May 23, 2013

Net Proceeds (before expenses):	$296,241,000. The Issuer intends to use a substantial portion of the net proceeds of the offering for part of the cash costs in connection with the acquisition of a portfolio of 30 shopping centers that are currently owned by the Issuer’s joint venture with an affiliate of The Blackstone Group, L.P., as described in the preliminary prospectus supplement. The Issuer expects to use the remainder of the net proceeds for general corporate purposes, including the potential repayment of debt under the Issuer’s $750 million unsecured revolving credit facility.

Trade Date:	May 16, 2013

Settlement Date:	T+5; May 23, 2013; under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes before the third business day prior to the Settlement Date will be required, by virtue of the fact that the Notes initially will settle on a delayed basis, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors with respect to these matters.

Redemption Provision:	Make whole call based on U.S. Treasury plus 25 basis points (0.25%); provided, that if redeemed 90 days or fewer prior to the maturity date, redeemed at par

CUSIP/ISIN:	23317H AB8 / US23317HAB87

Expected Ratings (Moody’s/S&P/Fitch):	Baa3/BBB-/BB+ (positive/stable/positive)

Joint Book-Running Managers:	UBS Securities LLC

Jefferies LLC

RBS Securities Inc.

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

Senior Co-Managers:	BNY Mellon Capital Markets, LLC

Regions Securities LLC

Co-Managers:	Evercore Group L.L.C.

The Huntington Investment Company

The Williams Capital Group, L.P.

Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and the prospectus if you request it by calling UBS Securities LLC toll-free at 1-877-827-6444, ext. 561 3884, Jefferies LLC at 1-201-761-7610, RBS Securities Inc. toll-free at 1-866-884-2071, U.S. Bancorp Investments, Inc. at 1-877-558-2607 or Scotia Capital (USA) Inc. toll-free at 1-800-372-3930.

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